COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement") is made and entered into as of February 25, 2019, by and among Benchmark Electronics, Inc. (the "Company"), Engaged Capital, LLC ("Engaged") and each of the other related Persons (as defined below) set forth on the signature pages hereto (collectively with Engaged, the "Engaged Group"). The Engaged Group and each of their Affiliates (as defined below) and Associates (as defined below) are collectively referred to as the "Investors". The Company and the Investors are referred to herein as the "Parties".

RECITALS

WHEREAS, the Engaged Group Beneficially Owns (as defined below) shares of common stock, par value $0.10 per share, of the Company (the "Common Stock") totaling, in the aggregate, 2,116,559 shares, or approximately 5.2%, of the Common Stock issued and outstanding on the date hereof;

WHEREAS, the Engaged Group submitted a letter to the Company on January 28, 2019 (the "Nomination Letter") nominating three director candidates to be elected to the Company's board of directors (the "Board") at the 2019 annual meeting of shareholders of the Company (the "2019 Annual Meeting"); and

WHEREAS, the Company and the Investors have determined to come to an agreement with respect to certain matters as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. <u>Board Matters</u>. (a) (i) During the period (the "Nomination Term") beginning on the day after the date of the 2019 Annual Meeting and ending on the close of business on the date that is fifteen (15) calendar days before the advance notice deadline set forth in the Company's by-laws for the 2020 annual meeting of shareholders of the Company (the "2020 Annual Meeting"), Engaged shall have the right during any Nomination Window (as defined below) to provide the Company with written notice (the "Notice") of its request that the Board appoint Glenn W. Welling (the "New Director") to the Board (with an initial term expiring at the 2020 Annual Meeting). In order for the Notice to be properly provided, Engaged must certify that the New Director is willing and able to serve on the Board and the New Director must complete and deliver to the Company the Company's standard director and officer questionnaire and other reasonable and customary director documentation required by the Company in connection with the election of Board members.

(ii) If the Company receives a proper Notice requesting that the Board appoint the New Director to the Board and certifying that the New Director is willing and able to serve on the Board, then the Board shall make a determination, after a prompt, good faith, reasonable and customary review, (A) whether the New Director qualifies as "independent" under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines and (B) whether the New Director would fail to satisfy any of the other criteria and requirements set forth in Section 1(e) due to an event or fact that occurs or becomes known to the Board after the date hereof (an "Intervening Event"). Within five business days of the Board determining that the New Director qualifies as "independent" under the listing standards of the NYSE and the Company's Corporate Governance Guidelines and would not fail to satisfy any of the other criteria and requirements set forth in Section 1(e) due to an Intervening Event, the Board shall take all necessary actions to appoint the New Director to the Board (with an initial term expiring at the 2020 Annual Meeting), including if necessary increasing the size of the Board. If the Board determines that the New Director is not independent pursuant to the listing standards of the NYSE or the Company's Corporate Governance Guidelines or would fail to satisfy any of the other criteria and requirements set forth in Section 1(e) as a result of an Intervening Event, then the Board shall not be required to appoint the New Director to the Board.

(iii) If Engaged has delivered a Notice and the New Director has been appointed to the Board, the Board shall give the New Director the same due consideration for membership to any committee of the Board as any other independent director.

(b) If Engaged has delivered a Notice and the New Director has been appointed to the Board, so long as the New Director is a member of the Board: (i) the Board will not form an executive committee of the Board or any other committee of the Board with functions similar to those customarily granted to an executive committee unless, in each case, the New Director is a member of such committee and (ii) all Board consideration of, and voting with respect to, any tender offer or exchange offer, merger, acquisition, business combination, reorganization, restructuring, recapitalization, sale or acquisition of material assets, liquidation or dissolution, in each case involving the Company or its securities or a material amount of the assets or business of the Company, will take place only at the full Board level or in committees of which the New Director is a member.

(c) Notwithstanding anything to the contrary in this Agreement, if at any time after the date of this Agreement, (i) the members of the Engaged Group (together with their controlled Affiliates) collectively cease to have Beneficial Ownership of at least the lesser of (1) 2.5% of the outstanding Voting Securities (as defined below) of the Company and (2) 1,092,759 shares of Common Stock or (ii) any member of the Engaged Group materially breaches any of its obligations under this Agreement, then (x) if the New Director is serving on the Board at such time, the New Director shall, and each member of the Engaged Group shall cause the New Director to, promptly tender his resignation from the Board and any committee of the Board on which he may be a member and (y) the Company shall have no further obligations under this Section 1. In furtherance of the foregoing, the New Director shall, simultaneously with the delivery of a Notice by Engaged, and each member of the Engaged Group shall cause the New Director to, execute an irrevocable resignation in the form attached hereto as <u>Exhibit A</u>.

(d) If Engaged has delivered a Notice and the New Director has been appointed to the Board, from and after the date of the 2019 Annual Meeting, for any annual meeting of the shareholders of the Company, so long as the New Director is on the Board, the Company shall notify the Engaged Group in writing no less than thirty (30) calendar days before the advance notice deadline set forth in the Company's by-laws if the New Director is to be nominated by the Company for election as a director at such meeting. If the Engaged Group is notified by the Company that the New Director is to be nominated, and the New Director agrees to serve as a director, the Company shall use its reasonable best efforts to cause the election of the New Director to the Board at such meeting (including listing the New Director in the proxy statement and proxy card prepared, filed and delivered in connection with such meeting and recommending that the Company's shareholders vote in favor of the election of the New Director and otherwise supporting him for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate). Each member of the Engaged Group agrees to provide, or cause to be provided, to the Company, simultaneously with the delivery of a Notice by Engaged, such information as is required to be disclosed in proxy statements under applicable law or is otherwise necessary for appointment of the New Director to the Board or inclusion of the New Director on a slate of directors, as applicable.

(e) If the New Director is appointed to the Board, the New Director shall, and each member of the Engaged Group shall cause the New Director to: (i) comply with the Company's Code of Conduct and Corporate Governance Guidelines, including all policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board, including all applicable conflict of interest, confidentiality, stock ownership, insider trading and corporate governance policies, guidelines and manuals of the Company; (ii) not enter into any agreement, arrangement or understanding with any Person (A) other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Company, (B) concerning how the New Director will act or vote on any issue or question or (C) that could limit or interfere with the New Director's ability to comply with the New Director's fiduciary duties under applicable law; (iii) keep confidential any and all information concerning or relating to the Company or any of its Affiliates or Associates, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing, referring to, relating to, based upon or derived from such information, in whole or in part and not disclose to any third parties discussions or matters considered in meetings of the Board or Board committees; and (iv) complete the Company's standard director and officer questionnaire and other reasonable and customary director documentation required by the Company in connection with the election of Board members. The New Director will be subject to the same protections and obligations, and shall have the same rights and benefits, as are applicable to all other directors of the Company.

(f) The Engaged Group hereby irrevocably withdraws the Nomination Letter.

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2. <u>Standstill</u>. (a) For the purposes of this Agreement, the "<u>Restricted Period</u>" shall mean the period from and after the date of this Agreement until the later of (x) the day that is the earlier to occur of (i) the date that is fifteen (15) calendar days prior to the first anniversary of the deadline for submission of shareholder nominations of director candidates for the 2019 Annual Meeting and (ii) the date that is fifteen (15) calendar days prior to the deadline for submission of shareholder nominations of director candidates for the 2020 Annual Meeting and (y) if Engaged has delivered a Notice and the New Director has been appointed to the Board, the date that the New Director no longer serves on the Board.

(b) During the Restricted Period, none of the Investors shall, directly or indirectly, and each Investor agrees and shall cause each of its Affiliates and Associates not to, directly or indirectly, with respect to the Company (it being understood that the foregoing shall not restrict the New Director from taking any action in his capacity as a director in a manner consistent with his fiduciary duties to the Company):

(i) solicit proxies or written consents of shareholders (including any solicitation of consents with respect to the call of a special meeting of shareholders) or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of Voting Securities, or become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated by the Securities and Exchange Commission (the "<u>SEC</u>") under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>")) in or in any way engage or assist any third party in any "solicitation" (as such term is defined under the Exchange Act) of any proxy, consent or other authority to vote or withhold from voting any Voting Securities;

(ii) knowingly encourage, advise or influence any Person, or knowingly assist any third party in so encouraging, advising or influencing any Person, with respect to the giving or withholding of any proxy, consent or other authority to vote any Voting Securities or in conducting any type of referendum;

(iii) form, join or in any way participate in a partnership, limited partnership, syndicate or "group" (as defined under Section 13(d) of the Exchange Act), with respect to the Voting Securities (other than a "group" that includes only other members of the Engaged Group), or otherwise support or participate in any effort by, or initiate any discussions or enter into any negotiations, arrangements or understandings with, a third party with respect to the matters set forth in this <u>Section 2</u>;

(iv) except as otherwise permitted by <u>Section 1</u> and excluding any action taken by the New Director acting in his capacity as a director of the Company, (A) seek or encourage any Person to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to the Company, (B) seek, encourage or take any other action with respect to the election or removal of any directors or with respect to the submission of any shareholder proposal or (C) otherwise acting alone or in concert with others, seek

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to exercise control over the management, strategies, governance or policies of the Company;

(v) seek to call, or to request the call of, a special meeting of the Company's shareholders, or present (or request to present) at any annual meeting or any special meeting of the Company's shareholders or in connection with any action by written consent, any proposal for consideration for action by shareholders or propose (or request to propose) any nominee for election to the Board or seek representation on the Board or the removal of any member of the Board, except as permitted by Section 1;

(vi) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company's proxy card for any annual meeting or special meeting of shareholders or as otherwise permitted by Section 2(d)) or deposit any Voting Securities in a voting trust or subject them to a voting agreement or other arrangement of similar effect (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(vii) make any request under Section 21.218 of the Texas Business Organization Code or other applicable legal provisions regarding inspection of books and records or other materials (including stocklist materials) (except for by the New Director acting in his capacity as a director of the Company);

(viii) institute, solicit, assist or join as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions); provided, however, that the foregoing shall not prevent any Investor from (A) bringing litigation against the Company to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against an Investor, or (C) responding to or complying with a validly issued legal process that neither the Engaged Group nor any of its Affiliates initiated, encouraged or facilitated;

(ix) without the prior written approval of the Board, separately or in conjunction with any other Person in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose, suggest or recommend publicly or in a manner that the Engaged Group is required under applicable law, rule or regulation to disclose publicly or participate in, effect or seek to effect, any tender offer or exchange offer, merger, acquisition, business combination, reorganization, restructuring, recapitalization, sale or acquisition of assets, liquidation or dissolution involving the Company or any of its Affiliates or its or their securities or the assets or businesses of the Company or any of its Affiliates (collectively, an "Extraordinary Transaction") or knowingly encourage, initiate or support any other third party in any such activity; provided, however, that nothing in this Section 2 shall be interpreted to prohibit the Engaged Group from proposing, suggesting or recommending any Extraordinary Transaction privately to the Company so long as the Engaged Group is not required to publicly disclose such activity under applicable law, rule or regulation;

(x) enter into any negotiations, agreements, arrangements or understandings with any third party with respect to the matters set forth in this Section 2;

(xi) publicly make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs or any of its securities or assets or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on or would require any waiver, amendment, nullification or invalidation of any provision of this Agreement or take any action that could require the Company or the Investor to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(xii) publicly request that the Company or any of its representatives release any Investor from, amend or waive any provision of this Agreement;

(xiii) acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person or by joining a partnership, limited partnership, syndicate or other "group" (as defined under Section 13(d) of the Exchange Act), Beneficial Ownership of Voting Securities in an amount that would result in the Investors and their Affiliates and Associates having Beneficial Ownership in the aggregate of ten percent (10%) or more of the outstanding Voting Securities; or

(xiv) (A) enter into any discussions, negotiations, agreements or undertakings with any Person with respect to the foregoing, (B) knowingly advise, assist, encourage or seek to persuade any Person to take any action with respect to any of the foregoing or (C) take any action that would cause the Company to be required to make public disclosure regarding any of the foregoing.

(c) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict the Engaged Group from: (i) communicating privately with the Board or any of the Company's officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications or (ii) communicating privately with stockholders of the Company and others in a manner that does not otherwise violate Section 2(b). Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the ability of the New Director from fulfilling his duties as a director.

(d) At any meeting of shareholders of the Company occurring during the Restricted Period, each of the Investors agrees to appear in person or by proxy and to vote all of the Voting Securities it directly or indirectly Beneficially Owns (i) in favor of the election of the Company's slate of director nominees, (ii) against any shareholder nominations for director that are not approved and recommended by the Board for election at such meeting and (iii) in accordance with the Board's recommendations with respect to any other matter presented to shareholders of the Company for consideration; provided, however, that in the event that Institutional Shareholder Services Inc. ("ISS") recommends otherwise with respect to any proposal, the Engaged Group may, notwithstanding this clause (iii), vote in accordance with ISS's recommendation; provided, further, that the Engaged Group shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction.

(e) During the Restricted Period, upon written request from the Company, the Engaged Group will promptly provide the Company with information regarding the amount of the securities of the Company then Beneficially Owned by the Engaged Group. Such information provided to the Company will be kept strictly confidential unless required to be disclosed pursuant to applicable law.

(f) As used in this Agreement: (i) the term "Voting Securities" shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, Common Stock or other securities, whether or not subject to the passage of time or other contingencies; (ii) the term "Beneficial Owner" shall have the same meaning as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a Person will also be deemed to beneficially own (A) all Voting Securities that such Person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional, and (B) all Voting Securities in which such Person has any economic interest, including pursuant to a cash-settled call option or other derivative security (including swaps), contract or instrument in any way related to the price of any Voting Securities (and the terms "Beneficially Own" and "Beneficial Ownership" shall have correlative meanings); (iii) the term "Person" or "Persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and (iv) the term "Nomination Window" shall mean any of (A) for each fiscal quarter of the Company ending during the Nomination Term (other than the fourth quarter of 2019), the period beginning on the day after the Company's quarterly earnings announcement for such fiscal quarter and ending on the close of business on the date that is thirty (30) days after such announcement and (B) the period beginning January 1, 2020 and ending on the close of business on the date that is fifteen (15) calendar days before the advance notice deadline set forth in the Company's by-laws for the 2020 Annual Meeting.

3. Non-Disparagement. During the Restricted Period, the Company, on the one hand, and each Investor, on the other hand, will each refrain from making, and will cause their respective Affiliates and Associates and its and their respective Representatives (as defined below) not to make, any statement or announcement that relates to or constitutes an ad hominem attack on, or that relates to and otherwise disparages, impugns or is

7

reasonably likely to damage the reputation of, (a) in the case of statements or announcements by or on behalf of such Investor, the Company or any of its Affiliates or Associates or any of its or their respective officers, directors or employees or any person who has served as an officer, director or employee of the Company or any of its Affiliates or Associates and (b) in the case of statements or announcements by or on behalf of the Company, each Investor and its respective Affiliates and Associates and its and their respective principals, directors, officers, employees, members or general partners or any person who has served as such. The foregoing will not prevent the making of any factual statement in any compelled testimony or the production of information, whether by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought. For purposes of this Agreement, "Representatives", with respect to each Party, shall mean such Party's principals, directors, officers, employees, general partners, members, agents, representatives, attorneys and advisors acting at the direction or on behalf of such Party.

4. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to the Engaged Group that: (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company; (ii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound; or (iii) result in or constitute a change in control for purposes of any of the Company's existing severance, compensation or change in control agreements and arrangements.

5. <u>Representations and Warranties of the Engaged Group</u>. Each member of the Engaged Group represents and warrants to the Company that: (a) the authorized signatory of such member of the Engaged Group set forth on the signature page hereto has the power and authority to execute this Agreement and to bind it thereto; (b) this Agreement has been duly and validly authorized, executed and delivered by such member of the Engaged Group, constitutes a valid and binding obligation and agreement of such member of the Engaged Group and is enforceable against such member of the Engaged Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) the execution, delivery and performance of this Agreement by such member of the Engaged Group do not and will not (i) violate or conflict with any law,

rule, regulation, order, judgment or decree applicable to such member of the Engaged Group; (ii) require the approval of any owner or holder of any equity interest of such Person, as applicable; or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member of the Engaged Group is a party or by which it is bound; and (d) as of the date of this Agreement, (i) the Engaged Group Beneficially Owns in the aggregate 2,116,559 shares of Common Stock and (ii) the Engaged Group does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company or derivative or equity-linked positions therein.

6. <u>Press Release</u>. Neither the Company (and the Company shall cause each of its Affiliates, directors and officers not to) nor any member of the Engaged Group shall make or cause to be made any public announcement, disclosure or statement with respect to this Agreement or the actions contemplated hereby, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party. The Company shall have an opportunity to review and comment upon any proposed Schedule 13D filing made by any member of the Engaged Group with respect to this Agreement prior to filing, and such member of the Engaged Group shall consider in good faith any changes proposed by the Company. The Engaged Group shall have an opportunity to review and comment upon any proposed Form 8-K or other public filing by the Company with respect to this Agreement prior to filing, and the Company shall consider in good faith any changes proposed by the Engaged Group.

7. <u>Specific Performance</u>. Each Investor, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Parties hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each Investor, on the one hand, and the Company, on the other hand (the "<u>Moving Party</u>"), shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Parties hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. Furthermore, each of the Parties hereto agrees to waive any bonding requirement under any applicable law in the case any other Party seeks to enforce the terms of this Agreement by way of equitable relief. This <u>Section 7</u> is not the exclusive remedy for any violation of this Agreement.

8. <u>Expenses</u>. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, including, but not limited to, any matters related to the 2019 Annual Meeting, except that the Company will reimburse the Engaged Group for its reasonable documented expenses, including legal fees, incurred in

connection with the negotiation and entry into this Agreement and other matters related to the 2019 Annual Meeting, in an amount not to exceed $50,000.

9. <u>Severability</u>. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

10. <u>Notices</u>. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email, when such email is sent to the email address set forth below and the appropriate confirmation is received; or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Benchmark Electronics, Inc.
4141 N. Scottsdale Road, Suite 301
Scottsdale, Arizona 85251
Attention: Stephen Beaver

Email: steve.beaver@bench.com

With copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention: Richard Hall
                 O. Keith Hallam, III

Email: rhall@cravath.com
               khallam@cravath.com

If to the Engaged Group:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660

Attention: Glenn W. Welling

Email: glenn@engagedcapital.com

With copies (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Steve Wolosky
                    Ryan Nebel

Email: swolosky@olshanlaw.com
                    rnebel@olshanlaw.com

11.   Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas without reference to the conflict of laws principles thereof that would result in the application of the laws of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Parties hereto or their successors or assigns, shall be brought and determined exclusively in state or federal courts located in the State of Texas and any appellate court therefrom. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

12.   Affiliates and Associates; Construction. Each member of the Engaged Group agrees that it will cause its Affiliates and Associates to comply with the terms of this Agreement. As used in this Agreement, the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all Persons that at any time during the Restricted Period become Affiliates or Associates of any Person referred to in this Agreement. The obligations of the members of the Engaged Group will be joint and several among such members. Each of the Parties hereto acknowledges that it has been represented by

counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term "including" shall be deemed to mean "including without limitation" in all instances.

13. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties (including by means of electronic delivery).

14. <u>Entire Agreement; Amendment and Waiver; Successors and Assigns; Third-Party Beneficiaries</u>. This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Engaged. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of the Engaged Group, the prior written consent of the Company, and with respect to the Company, the prior written consent of Engaged. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other Persons.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

BENCHMARK ELECTRONICS, INC.

By: _____

Name: Stephen Beaver

Title: VP & General Counsel

ENGAGED GROUP:

ENGAGED CAPITAL FLAGSHIP MASTER
FUND, LP

By: Engaged Capital, LLC
        General Partner

By: _____
        Name: Glenn W. Welling
        Title: Founder and Chief Investment
                Officer

ENGAGED CAPITAL FLAGSHIP FUND, LP

By: Engaged Capital, LLC
        General Partner

By: _____
        Name: Glenn W. Welling
        Title: Founder and Chief Investment
                Officer

ENGAGED CAPITAL FLAGSHIP FUND, LTD.

By: _____
        Name: Glenn W. Welling
        Title: Director

ENGAGED CAPITAL, LLC

By: _____
        Name: Glenn W. Welling
        Title: Founder and Chief Investment
                Officer

ENGAGED CAPITAL HOLDINGS, LLC

By: _____
        Name: Glenn W. Welling
        Title: Sole Member

GLENN W. WELLING

By: _____
        Glenn W. Welling

Signature Page to Cooperation Agreement

EXHIBIT A

RESIGNATION

[●], 2019

Board of Directors
Benchmark Electronics, Inc.
4141 N. Scottsdale Road, Suite 301
Scottsdale, Arizona 85251

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to that certain Cooperation Agreement, dated as of February 25, 2019, among Benchmark Electronics, Inc., Engaged Capital, LLC and the other signatories thereto (the "Cooperation Agreement"). Capitalized terms used herein but not defined shall have the meaning set forth in the Cooperation Agreement.

Effective only upon, and subject to, such time as (i) the members of the Engaged Group (together with their controlled Affiliates) collectively cease to have Beneficial Ownership of at least the lesser of (1) 2.5% of the outstanding Voting Securities of the Company and (2) 1,092,759 shares of Common Stock or (ii) any member of the Engaged Group materially breaches any of its obligations under the Cooperation Agreement, I hereby irrevocably resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

Sincerely,

_____
Name: Glenn W. Welling